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                                                                  EXHIBIT (e)(6)
                            PRIVATE AND CONFIDENTIAL

November __, 2002

[Name]
[Address]
[City, Province]
[Postal Code]

Dear [Name]:

Provided that you cooperate with and assist the Company in implementing a Transaction as expeditiously and successfully as possible, in the event that (i) a Transaction is completed on or before December 31, 2003 and (ii) your employment is terminated within twelve months following the effective date of a Transaction, Emco Limited ("Emco"), or its successor, will provide to you the following severance payments and benefits (the "severance payments"), which are inclusive of all amounts and benefits (other than vested pension and other vested retirement benefits and vested stock options/SARS at the date of such termination) to which you would otherwise be entitled under Emco's usual policies, applicable statues and regulations, or at law:

1) BASE SALARY: You will receive, for the severance period, your base salary in effect at the time of termination of your employment, less all deductions required by law. This amount will be paid to you in the form of salary continuance;

2) BENEFITS: You will continue to receive, until the earlier of the end of the severance period and the date you obtain new employment, benefits coverage, at a minimum, on substantially the same terms and conditions in effect immediately prior to the effective time of the Transaction, provided that you continue to pay on account of benefits any amount that you were required to pay on account of benefits prior to termination of your employment. To the extent that some or all of the foregoing benefits coverage cannot be continued following the date of the termination of your employment for some or all of the severance period with same or similar carriers at the same or similar rates and in respect of critical illness, accident, travel and life insurance, you will receive a lump sum payment equal to Emco's cost of providing such coverage, based on coverage costs in effect prior to the termination of your employment, for the period during the severance period for which such benefits coverage cannot be continued;

3) RETIREMENT PLAN: Emco will continue its contributions to the defined contribution component of your pension plan during the severance period. Your contributions during the severance period will be deducted from your salary continuance payments;

4) VACATION PAY: You will be paid vacation pay owing to you as of the effective date of termination of your employment, but no vacation pay shall accrue for the severance period;

5) COMPANY CAR: Emco, or its successor, will continue to pay your car arrangements in effect immediately prior to the time of termination of your employment, including insurance and reasonable operating expenses (excluding a cell phone), until the earlier of the end of the severance period and the date you obtain new employment. In the event that the lease, if any, for such car expires during the severance period, such lease will be extended or otherwise renegotiated for the period for which your car arrangements are to be continued hereunder. At the end of


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   the severance period, you have the option of returning the car to Emco or buying out the lease at the cost provided for therein;

6) BONUS: You will receive:

   a) Your annualized bonus for the calendar year in which your employment is terminated, prorated from January 1 of such year to the date of the termination of your employment; and

   b) An amount equal to the number of years and fractions thereof that constitute the severance period multiplied by the average of your bonuses for the two fiscal years prior to the termination of your employment. This amount will be paid to you in the same manner as your base salary;

7) STOCK OPTIONS/SARS: Subject to the earlier vesting of your stock options and/or SARs (collectively "LTI Units") pursuant to the Reorganization provisions of the 1991 Long Term Incentive Program:

   a) LTI Units which would normally vest after the termination of your employment will vest on the effective date of the termination of your employment, and shall thereafter expire on the expiry dates established at the time of the award of the LTI Units, and

   b) Regardless of whether there is a termination of your employment, to the extent you are not otherwise compensated by way of substitute LTI Units or other forms of compensation of at least a value equivalent to the value of your vested and unvested LTI Units, in the event of a Transaction such that the common shares of Emco are no longer publicly traded on a recognized stock exchange, your LTI Units shall vest and you will receive promptly thereafter for the cancellation of such LTI Units payment of an amount equal to the difference, if any, between (i) the compensation paid per share for the common shares of Emco on such a Transaction and (ii) the price per share at which your LTI Units are exercisable.

8) OUTPLACEMENT: Emco, or its successor, will pay for reasonable re-employment consulting services, in an amount not to exceed $20,000 for a period of six
   (6) months following termination of your employment.

For the purposes of this Agreement, the following terms shall have the following meanings:

1)   "Transaction" means:

   a) the sale of all or substantially all of the assets of Emco;

   b) the acquisition by any entity or related entities, other than Masco Corporation ("Masco") and its subsidiaries and affiliates, of beneficial ownership of securities of Emco which, directly or following conversion or exercise thereof, would entitle the holder thereof to cast more than 50% of the votes attaching to all securities of Emco which may be cast to elect directors of Emco; or

   c) a reorganization, merger, amalgamation or other transaction whereafter (i) the common shares of Emco are no longer publicly traded on a recognized stock exchange, or (ii) at least one-half of the members of Board of Directors of Emco on the day immediately prior to such reorganization, merger, amalgamation or other transaction cease to be members of the Board within twelve months following such reorganization, merger, amalgamation or other transaction.

2)   "termination of your employment" and other similar expressions mean

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     termination of your employment with Emco for any reason (including, without limitation, constructive dismissal) other than (i) voluntary resignation (other than in connection with constructive dismissal), (ii) termination for just cause, (iii) normal retirement or voluntary early retirement, (iv) death, (v) permanent mental or physical disability; or (vi) termination which arises solely as a result of a sale by Emco of all or substantially all of its assets provided employment is offered to you by a successor purchaser on substantially the same terms and conditions of employment which existed prior to such sale provided no constructive dismissal results therefrom.

3) "constructive dismissal" means any fundamental adverse change in the status, scope or authority of your functions and responsibilities or in salary, benefits, pension contribution or benefit, bonus, long term incentive compensation or other elements of your usual compensation, or any other matter which may constitute constructive dismissal at law, which have not been accepted by you in writing and following which you voluntarily terminate your employment within one month of any such change.

4) "just cause" means wilful or gross misconduct, disobedience or negligence, wilful or gross neglect of duty, the commission of a criminal offence against Emco or any of its subsidiaries (including, without limitation, theft, embezzlement or misappropriation of funds or other property of Emco or any of its subsidiaries), or any act which constitutes a material breach of your obligations to Emco, but shall not include personality conflict.

5) "severance period" means the earlier of (i) o months following the effective date of the termination of your employment or (ii) the period of time remaining to your 65th birthday.

6) "entity" means any business, person, partnership, firm, corporation or other entity.

7) "new employment" means your employment by any entity, the offering of your services as an independent contractor or consultant, or you otherwise becoming independently employed and your annual earnings or income from such activities are equal to at least two-thirds of your annual base salary in effect at the time of termination of your employment.

In consideration of the severance payments and the pension entitlement, you agree, for a period equal to the severance period from the effective date of termination of your employment, not to directly or indirectly:

1) in [TERRITORY], obtain new employment with, be a creditor of, be an owner of, be an investor in (other than being an investor in less than 1% of the outstanding shares of a publicly traded company), or in any way be connected with any competitor of Emco or any entity that is in the same business as Emco (being the business of Emco as of the date of termination of your employment or at any time within the twelve months prior to the date of termination of your employment);

2) employ, attempt to employ or assist any entity to employ any employee of Emco, except where such an employee seeks employment in response to a general advertisement for employment; and

3) solicit, attempt to solicit, or interfere with the relationship of Emco, in respect of products sold by Emco, with any entity that is a customer of Emco on the date of termination of your employment, was a customer of Emco at any time within twelve months prior to the date of termination of your employment, or was being pursued as a prospective

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     customer by Emco on the date of termination of your employment.

     For purposes of the foregoing paragraph, the term "Emco" shall mean Emco Limited and its subsidiaries.

You are in a fiduciary relationship with Emco and hold secret, proprietary and/or confidential information, knowledge and data relating to Emco, its subsidiaries and their respective businesses (collectively the "confidential information"). As a result of your fiduciary relationship and in consideration of the severance payments and the pension entitlement, after termination of your employment with Emco, you shall not, without the prior written consent of the Chief Executive Officer, Chief Financial Officer or General Counsel of Emco, communicate or divulge any confidential information for your own benefit or the benefit of anyone other than Emco and its subsidiaries. In addition, you shall not, without the prior written consent of the Chief Executive Officer, Chief Financial Officer or General Counsel of Emco, disclose to any person (including but not limited to, any other employee, officer or director of the Company or any potential strategic partner or bidder) the fact that any discussions or negotiations are or may be taking place or have taken place concerning a Transaction or any of the proposals, terms, conditions or other facts with respect to any Transaction, including the status of any Transaction (except as otherwise publicly disclosed) or the existence of this letter.

If for any reason a Transaction has not occurred on or before December 31, 2003, this letter (other than the above paragraph in respect of confidential information) will have no further force or effect.

This Agreement may not be amended or modified otherwise than by written agreement executed by you and Emco. Other than as acknowledged in writing, there shall not be any waiver of any right, privilege or dissent of any party hereto, and it is expressly agreed that no statement, acquiescence or silence by a party hereto shall be deemed to constitute a waiver.

Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to be effective on the date of personal delivery, the date of delivery by courier service, the date of transmission if sent by facsimile or on the fifth day after mailing is sent by registered or certified mail.

The rights and obligations of Emco under this Agreement shall enure to the benefit of and be binding upon the successors and assigns of Emco, including, without limitation, any successors in the event of a Transaction. In no event may Emco assign or transfer this Agreement, by contract, agreement, operation of law or otherwise, to an entity which is not solvent at the time of a Transaction or termination of your employment. This Agreement is personal to you and may not be assigned by you.

This Agreement shall commence as of the date of acceptance by you.

Would you please acknowledge your agreement to the foregoing by dating, signing and returning the enclosed copy of this letter.

Yours truly,


Douglas E. Speers
President and Chief Executive Officer

The terms and conditions contained in this letter are acknowledged and agreed to this _________________ day of 2002.

Witness:

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Name:                                                [Name]
Address: